                                                                   EXHIBIT 99.6
APRIL 17, 1998

SWIFT ENERGY COMPANY
16825 Northchase Drive
Suite 400
Houston, Texas  77060

                                              RE:  FAIR MARKET VALUE OPINION
                                                   AS OF DECEMBER 31, 1997
                                                   SWIFT ENERGY PENSION PARTNERS
                                                   1993-B, LTD.


ATTENTION:       SPECIAL TRANSACTIONS COMMITTEE
                 SWIFT ENERGY COMPANY BOARD OF DIRECTORS

At the request of SWIFT ENERGY COMPANY (SWIFT), J. R. BUTLER AND COMPANY (JRBCO) has conducted an evaluation audit of the hydrocarbon reserves and future net cash flow as of December 31, 1997, associated with 44 Acquisition Programs located in the U.S.A. From this audit, and in consultation with H. J. Gruy and Associates, Inc. (Gruy), JRBCO has generated its opinion of a "fair market value" for these properties. The market values of the properties were distributed to various partnerships based on ownership to determine the fair market value of each partnership. In JRBCO'S opinion, utilizing the distribution of properties into the proper partnerships, the estimated market value of SWIFT ENERGY PENSION PARTNERS 1993-B, LTD. is $1,234,678.

Proved reserves in this instance are defined as those estimated volumes of crude oil, condensate, natural gas, and natural gas liquids that geological and engineering data demonstrate with reasonable certainty to be commercially recoverable in the future from known reservoirs under a reasonable price and cost escalation scenario. Probable reserves are the estimated quantities of commercially recoverable hydrocarbons associated with known accumulations which are based on engineering and geological data similar to those used in the estimates of proved reserves but, for various reasons, these data lack the certainty required to classify the reserves as proved. Possible reserves are the estimated quantities of commercially recoverable hydrocarbons associated with known accumulations, which are based on engineering and geological data which are less complete and less conclusive than the data used in estimates of probable reserves. In some cases, economic or regulatory uncertainties may dictate a probable or possible classification.

Recovery of proved reserves is not without risk but, as generally considered in the industry, the risk of recovering probable reserves is substantially greater than that associated with proved categories. Likewise, possible reserves are less certain to be recovered than probable.

The reserves and future performance estimates were prepared utilizing standard petroleum engineering methods. For properties with sufficient production history, reserves estimates and rate projections were based primarily on extrapolation of established performance trends and reconciled, whenever possible, with volumetric and/or material balance calculations. For the non-producing zones and undeveloped locations, reserves were determined by a combination of volumetric calculations and analogy. Volumetrically determined reserves or those determined by analogy are generally subject to greater qualifications than reserves estimates supported by established production decline curves and/or material balance calculations. Determination and classification of proved reserves were performed (with exception of the use of escalated prices and costs) in accordance with Securities and Exchange Commission guidelines. The definitions used also conform to those promulgated by the Society of Petroleum Engineers (SPE) and the World Petroleum Congresses (WPC).

The reserves and resulting "value estimates" included in this study are not exact quantities. Future conditions may affect the recovery of estimated reserves, revenue and net cash flow, and all categories of reserves may be subject to revision and/or reclassification as more performance and well data become available. Please note, the reserves estimates made by JRBCO were done in conjuction with an evaluation audit and are not the result of in-depth field studies. In conducting this audit JRBCO reviewed approximately 65% of SWIFT'S proved "PV 10 value" (SEC PV10 as of December 31, 1997) for the total 44 Acquisition Programs.

Basic evaluation data were obtained principally from SWIFT and public sources. The production data available to JRBCO were generally through August 1997. Gas and liquid prices were year end (CY 1997) prices as used in SWIFT'S December 31, 1997, SEC cash flow runs.

Estimates of drilling, completion and workover costs were based on information supplied by SWIFT. Operating costs were also based on data supplied by SWIFT in their Lease Operating Statement which was reviewed by JRBCO. Surface and well equipment salvage values and well plugging and field abandonment costs were not considered in the revenue projections.

The estimates of future net cash flow used in market value calculations are those revenues which should be realized from the sale of the estimated reserves after deduction of royalties, ad valorem and production taxes, direct operating costs and required capital expenditures, when applicable. Future net cash flow as used in this evaluation is before the deduction of federal income tax.

Market value estimates were obtained by applying qualitative risk adjustments considered appropriate for the various reserves categories and "profit factors" (as applicable) against discounted future net cash flow values obtained from an escalated cost and pricing scenario. Prices, costs and investments were escalated at 3.5%/year for 15 years. Final market value estimates were derived in conjunction and consultation with Gruy.

In the conduct of our review, we have not independently verified the accuracy and completeness of information and data furnished by SWIFT with respect to ownership interests, oil and gas production volumes and rates, historical costs of operation and development, product prices, agreements relating to current and future operations and sales of production and other information relative to such things as timing or scheduling of drilling or recompletion operations.

Field inspections were not made in connection with the preparation of this report. Furthermore, no judgments were made relative to environmental or other legal liabilities.

It should be recognized that any oil or gas reserves estimate or forecast of production and income is a function of engineering and geological interpretation and judgment. Such estimates should, therefore, be accepted and used with the understanding that technical data, economic criteria or regulatory information obtained subsequent to a study may justify revisions which could increase or decrease the original estimates of reserves and value.

Neither JRBCO, nor any of its personnel, have any direct or indirect interest in SWIFT or its affiliates. JRBCO is an independent consulting firm as provided in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers.

 JRBCO'S compensation is not contingent upon the results of its reserves estimates, cash flow analyses or "market value opinion" which result from its review of the subject properties.

READ AND APPROVED:


/s/ BRIAN E. AUSBURN
----------------------------------------
BRIAN E. AUSBURN, PRESIDENT

DATE:     April 17, 1998
     -----------------------------------

BEA:mlc